UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

MINRAD INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

60443P103
(CUSIP Number)

October 10, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60443P103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Laird Q. Cagan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
☒	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United State of America
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 2,508,558

		6.	Shared Voting Power (1) 249,100

		7.	Sole Dispositive Power 2,508,558

		8.	Shared Dispositive Power (1) 249,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,633,108

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) IN, BD, OO

(1) This reporting person has a 50% ownership in the entity holding these shares, and therefore disclaims beneficial ownership with respect to 124,550 shares.

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CUSIP No. 60443P103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cagan McAfee Capital Partners, LLC 77-0582090

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
☒	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization California. limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power -0-

		6.	Shared Voting Power (1) 249,100

		7.	Sole Dispositive Power -0-

		8.	Shared Dispositive Power (1) 249,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 249,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) OO

(1) This reporting entity has two managing members who share equal ownership: Laird Q. Cagan and Eric A. McAfee (described herein).

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CUSIP No. 60443P103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cagan Capital - Private Equity Fund II, LLC 94-3327900

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
☒	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power (1) 9,000

		6.	Shared Voting Power -0-

		7.	Sole Dispositive Power (1) 9,000

		8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 9,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.03%

12.	Type of Reporting Person (See Instructions) OO

(1) This reporting entity has one manager with dispositive power, namely Laird Q. Cagan, who is not a member/owner of the limited liability company, and who disclaims beneficial ownership.

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CUSIP No. 60443P103

1.	Names of Reporting Persons. Eric A. McAfee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
☒	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United State of America
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 844,375

		6.	Shared Voting Power (1) 249,100

		7.	Sole Dispositive Power 844,375

		8.	Shared Dispositive Power (2) 249,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 968,925

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions) IN

(1) This reporting person has a 50% ownership in the entity holding these shares, and therefore disclaims beneficial ownership with respect to 124,550 shares.

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Item 1.
	(a)	Name of Issuer: Minrad International, Inc., a Delaware corporation (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices: 847 Main St. Buffalo, New York 14203

Item 2.
(a)
Name of Person Filing:
This statement is filed by (i) Laird Q. Cagan (“Cagan”); (ii) Cagan McAfee Capital Partners, LLC (“CMCP”); (iii) Cagan Capital - Private Equity Fund II, LLC (“CC Fund”) ; and (iv) Eric A. McAfee (“McAfee”).

	(b)	Business Address: The address of (i) Cagan; (ii) CMCP; (iii) CC FUND; and (iv) McAfee is: c/o Cagan McAfee Capital Partners 10600 N. De Anza Blvd, Suite 250 Cupertino, CA 95014
	(c)	Citizenship: Mr. Cagan and Mr. McAfee are a citizens of the United States. CC Fund is a Delaware limited liability company and CMCP is a California limited liability company.
	(d)	Title of Class of Securities: Common Stock, $0.01 par value (“Common Stock”)
	(e)	CUSIP Number: 60443P103

Item 3.	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not Applicable (1)

(1) Mr. Cagan is a registered representative of a Broker Dealer, namely Chadbourn Securities, Inc. However, Mr. Cagan is not identified as a Broker Dealer under this Item 3 because at the time of his purchases, he did not have any agreements or understandings, directly or indirectly, with the brokers with whom he is affiliated with or with any other person, to distribute the shares, and the shares were acquired in the ordinary course of business in a private placement.

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Item 4.	Ownership.

The percentages used herein are calculated based on 28,464,000 shares of Common Stock issued and outstanding as of October 11, 2005, as filed with the Commission on Form SB-2/A3 on October 3, 2005, plus and additional 571,429 shares of Common Stock sold to Mr. Cagan on October 10, 2005.

Laird Q. Cagan
	(a)	Amount beneficially owned: 2,633,108
	(b)	Percent of class: 9.1%
	(c)	Number of shares as to which Laird Q. Cagan has:
		(i)	Sole power to vote or to direct the vote is 2,508,558
		(ii)	Shared power to vote or to direct the vote is 249,100
		(iii)	Sole power to dispose or to direct the disposition of is 2,508,558;and
		(iv)	Shared power to dispose or to direct the disposition of is 249,100.

Cagan McAfee Capital Partners, LLC
(a)	Amount beneficially owned: 249,100
(b)	Percent of class: .9%
(c)	Number of shares as to which Cagan McAfee Capital Partners, LLC has:
	(i)	Sole power to vote or to direct the vote is -0-
	(ii)	Shared power to vote or to direct the vote is 249,100;
	(iii)	Sole power to dispose or to direct the disposit0ion of is -0-;and
	(iv)	Shared power to dispose or to direct the disposition of is 249,100.

Cagan Capital - Private Equity Fund II, LLC
(a)	Amount beneficially owned: 9,000
(b)	Percent of class: 0.03%
(c)	Number of shares as to which Cagan Capital - Private Equity Fund II, LLC has:
	(i)	Sole power to vote or to direct the vote is 9,000
	(ii)	Shared power to vote or to direct the vote is -0-;
	(iii)	Sole power to dispose or to direct the disposition of is 9,000;and
	(iv)	Shared power to dispose or to direct the disposition of is -0-.

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Eric A. McAfee
(a)	Amount beneficially owned: 968,925
(b)	Percent of class: 3.3%
(c)	Number of shares as to which Eric A. McAfee has:
(i) Sole power to vote or to direct the vote is 844,375
(ii) Shared power to vote or to direct the vote is 249,100;
(iii) Sole power to dispose or to direct the disposition of is 844,275;and
(iv) Shared power to dispose or to direct the disposition of is 249,100.

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

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Item 10.	Certification

(a)
(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2005
/s/ Laird Q. Cagan
Laird Q. Cagan

/s/ Eric A. McAfee
Eric A. McAfee

CAGAN MCAFEE CAPITAL PARTNERS, LLC

/s/ Laird Q. Cagan, CMCP
Laird Q. Cagan, Managing Director

CAGAN CAPITAL - PRIVATE EQUITY FUND II, LLC

/s/ Laird Q. Cagan, CC Fund II
Laird Q. Cagan, Manager

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